04015390

SECURIT... ...MISSION
Washington, D.C. 20549

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4/9

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
amended
FACING PAGE

SEC FILE NUMBER
8- 52980

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Coutts Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Suite 2300
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eduardo M. Fernandez (305) 530-2929
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 South Biscayne Blvd., Suite 400, Miami, FL 33131-2310
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2.)*

SEC 1410 (3-91)

I, Eduardo M. Fernandez, President, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Coutts Securities Inc. (the "Company") as of and for the years ended December 31, 2003 and 2002 are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________ Date: 2/23/04

President
Title

Subscribed and sworn to before me this 23 day of February, 2004

HILDA RAMIREZ
Notary Public - State of Florida
My Commission Expires May 24, 2005
Commission # DD029032

2/23/2004

COUTTS SECURITIES INC.
(A Wholly Owned Subsidiary of Banco Santander Central Hispano, S.A.)

TABLE OF CONTENTS

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